FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of October


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 26 October 2004

                                  BG Group plc

                                   SCHEDULE 5


                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company: BG Group plc

2. Name of scheme:

a.) BG Sharesave Scheme
b.) BG Employee Profit Sharing Scheme
c.) BG Executive Share Option Scheme
d.) BG Group Sharesave Scheme
e.) BG Group Employee Profit Sharing Scheme f.) BG Group Long Term Incentive Scheme g.) BG Group Short Term Incentive Scheme h.) BG Group New Long Term Incentive Scheme i.) BG Group Company Share Option Scheme j.) BG Group Share Incentive Plan
   (formerly called All-Employee Share Ownership Plan)

3. Period of return: From 24.APR.2004 to 23.OCT.2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at beginning of period:

a.) 500,000 Ord. 10p Shares
b.) 150,000 Ord. 10p Shares
c.) 200,000 Ord. 10p Shares
d.) 13,123,685 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) 12,965,685 Ord. 10p Shares
j.) 4,000,000 Ord. 10p Shares

5. Number of shares issued/allotted
under scheme during period:

(a.) to (b.) Nil
(c.) 44,492
(d.) 101,873
(e.) to (h.) NIL
(i.) 953,984
(j.) NIL

6. Balance under scheme not yet issued/allotted at end of period:

a.) 500,000 Ord. 10p Shares
b.) 150,000 Ord. 10p Shares
c.) 155,508 Ord. 10p Shares
d.) 13,021,812 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) 12,011,701 Ord. 10p Shares
j.) 4,000,000 Ord. 10p Shares

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:

a.) 500,000 Ord. 10p Shares
b.) 150,000 Ord. 10p Shares
c.) 200,000 Ord. 10p Shares
d.) 15,000,000 Ord. 10p Shares
e.) 15,000,000 Ord. 10p Shares
f.) 150,000 Ord. 10p Shares
g.) 5,000,000 Ord. 10p Shares
h.) 5,000,000 Ord. 10p Shares
i.) 15,000,000 Ord. 10p Shares
j.) 4,000,000 Ord. 10p Shares

   All listed and admitted on 23 OCTOBER 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

                     3,533,971,799 Ord. 10p Shares

Contact for queries:

Name:        Simon Smith, Secretariat

Date:        26 October 2004

Address:     BG Group plc,
             100 Thames Valley Park Drive,
             Reading, Berkshire RG6 1PT

Telephone:   0118 935 3222

Website www.BG-Group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 26 October 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary